

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 11, 2007

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 20, 2007**
> **File No. 001-14090**

Dear Mr. Mangiagalli:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 76

1.   We note you disclose on page 77 that the production start up of the Kashagan
        oilfield project has been delayed an additional two years, and you estimate your
        expenditures will significantly exceed the budgeted amounts, which had been
        approved by the consortium partners and relevant Kazakh authorities in 2004.
        Please expand your disclosure to specify the cumulative costs you have incurred
        for the project as of December 31, 2006. In addition, please clarify whether you
        are incurring 100% of the costs to develop this field or only your 18.52%
        participating interest. Finally discuss what mechanisms are in place for you to
        recover your costs, including any cost overruns.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please obtain an audit opinion that indicates the location of the
        PricewaterhouseCoopers office that issued the audit report, as required by Rule 2-
        02(a) of Regulation S-X.

Note 25 – Guarantees, Commitments and Risks, page F-52

Other Risks and Commitments, page F-65

3.   We note you disclose under (ii) that effective April 1, 2006, PDVSA unilaterally
        terminated the operating service agreement (OSA) governing activities at the
        Dacion oil field where you acted as a contractor, holding a 100% interest.
        Further, we note that you commenced an arbitration proceeding before the ICSID
        Tribunal to claim compensation for an amount equal to the market value of the
        OSA before the expropriation took place, which you believe exceeds the book
        value of the Dacion assets.

        Please expand your disclosure to discuss your basis for concluding that the
        collection of this compensation from the arbitrating proceeding is probable, and to
        also describe the assumptions you have made in anticipating compensation, such
        as the amount, form (e.g. cash or credits towards future contracts) and timing of
        payment you expect to receive.

        For U.S. GAAP purposes, please explain how you have viewed the prospect of
        receiving such compensation, relative to the guidance in paragraph 16 of SFAS
        144, which explains that estimates of future cash flows used to test the
        recoverability of a long lived asset should include only the future cash flows that

are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Given your disclosure, and as it appears you have removed proved reserve quantities associated with this field from your reserve total, it seems that disposition has occurred without compensation. Please indicate how this condition has been taken into account in your application of both IFRS and U.S. GAAP. Indicate whether your U.S. GAAP conclusions are based on the guidance in SFAS 144 or SFAS 5.

In conjunction with the foregoing, please address the guidance in paragraphs 8, 17 and 32 of SFAS 5; and clarify whether you believe you have effectively offset an impairment charge with the recognition of a gain contingency. Under this scenario, explain how you became comfortable with the timing difference between loss and recovery.

Note 36 – Adjustment of the Consolidated Financial Statements to U.S. GAAP, page F-84

A) Consolidation Policy, page F-84

4.   We note you disclose that under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Please note that similar to IFRS, the key element for consolidation under U.S. GAAP is control, even for investments of less than 50%, as long as control can be demonstrated. Please revise your disclosure to further clarify the basis for your consolidation policy under U.S. GAAP, relative to IFRS.

Note 37 – Reconciliation of Net Profit and Shareholders' Equity Determined under IFRS to U.S. GAAP, page F-87

5.   We note on page F-89 that you present minority interest as a component of shareholders' equity. Minority interest should be presented separate from equity for US GAAP purposes. Please revise your consolidated balance sheets prepared in accordance with US GAAP accordingly.

Engineering Comments

Risk Factors, page 4

Development projects bear significant operational risks which may adversely affect actual returns on such projects, page 5

6.   Risk factors should be as specific to you as possible. Please revise your document to incorporate the fact that the cost estimate of the large Kashagan field

has increased from $10.3 billion to $19 billion (not including costs for a pipeline to transport the oil to markets) and that the estimated start-up of the project has been changed from the year 2008 to 2010. Include in the disclosure how this delay may impact the economics of the project and your estimated results of operations in future periods or provide a cross-reference where this is discussed in more detail.

Inability in replacing oil and natural gas reserves, page 6

7.   Risk factors should be as specific to you as possible. Please revise your document to expand this risk factor to include the fact that in the last two years your proved reserves have declined by approximately 11% and you replaced 89% and 55% respectively of your produced reserves in 2005 and 2006.

Uncertainties in Estimates of Oil and Natural Gas Reserves, page 7

8.   The tone of this disclosure suggests something less than the "reasonable certainty" inherent in your estimates of proved reserves. Please advise or revise your disclosure.

Oil and Natural Gas Reserves, page 18

9.   You state that volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where you are the operator are not included in reserve volumes shown in the table. Please explain to us why these volumes are not included.

Mineral Right Portfolio and Exploration Activity, page 20

Production, page 20

Portfolio Developments, page 21

10.   We note that you have disclosed the production and nature of your interest information for your principal oil and gas fields. Please revise your filing to include all the information required by Item 4D of Form 20-F. This includes, at a minimum production, reserves, nature of your interest, location and development of these principal fields. For fields of major significance include additional information and maps. It appears that the Kashagan field is of major significance to Eni SpA. If you do not agree, please tell us why you do not believe the Kashagan field is of major significance to you. Please see Instruction to Item 4D for reference.

11.   We note your natural gas reserves that are produced in Africa and Australia -
        where the natural gas markets are not well developed - then sold to LNG plants
        for conversion to liquids and transported to more developed natural gas markets
        such as Japan. Tell us how you value the natural gas reserves that are produced in
        Africa and Australia in the standardized measure.

Kazakhstan, page 32

12.   We note that you are now estimating start up of the Kashagan field to occur in
        2010 instead of your previous estimate of 2008 which you were disclosing as
        recently as your 2005 20-F. Given the past history of delays due to technological
        and recent political issues here and elsewhere, tell us why you now believe the
        most recent estimate of start-up in 2010 is reliable.

13.   We note that you are now estimating a total cost of development of the Kashagan
        field to be $19 billion instead of the previous estimate of $10.3 billion. Given the
        prior large underestimation of costs, please tell us why you believe the most
        recent cost estimate is reliable.

14.   Due to the high degree of political and cost uncertainty surrounding the Kashagan
        field, tell us how this uncertainty has been factored into your most recent estimate
        of proved reserves for this field. Tell us if you have revised your proved reserves
        for the Kashagan field in each of the last two years, the revised quantities and the
        basis for any such revisions.

15.   You disclose that the most recent cost estimate of $19 billion is to reach a
        production target rate of 300,000 barrels per day. However, you then estimate the
        field will eventually plateau at a full-field rate of 1.5 million barrels of oil per
        day. Tell us if it will cost additional investment to increase from 300,000 barrels
        per day to 1.5 million barrels per day and if so tell us how much it will cost and
        why this was not included in the cost estimate of $19 billion.. If it will not cost
        any more to reach a production rate of 1.5 million barrels per day tell us why it
        will not.

16.   You indicate you now estimate that production from the Kashagan field will
        plateau at a higher production rate of 1.5 million barrels of oil per day than the
        previous estimate of 1.2 million barrels of oil per day. Please tell us the basis for
        this increased estimate and if an independent engineer has verified this estimate.

Turkey, page 33

17.   Please revise your document to disclose the estimated date to complete the
        Samsun-Ceyhan pipeline and the estimated cost to build it.

 Management Expectations of Operations, page 100

18.   You state that your target of achieving a production growth rate of 4% in 2007
        through 2010 is based on the assumption that oil prices will decline during this
        period from $55 to $40. These lower oil prices will allow you to claim more
        reserves and production from your PSA's. However, as this appears to be a very
        optimistic forecast for oil prices, please revise your disclosure to also include how
        your production growth rate may change if oil prices remain at current levels.

Supplemental Oil and Gas Information, page F-98

Oil and Natural Gas Reserves, page F-102

19.   Revise your disclosure to more fully explain the term "independent evaluation"
        and the work performed by the independent engineers. This should include but is
        not limited to:

        •   Disclose which systems, controls and approvals they evaluated in order to
            arrive at an opinion and what parameters they did not independently
            verify.
        •   Disclose what their opinion letter stated.
        •   Disclose the difference between a reserve evaluation that they performed
            and a reserve determination.
        •   Disclose, if true, that the work performed in evaluating your reserves may
            not be the same work they perform when evaluating other companies'
            reserves.
        •   Disclose if any major properties have not been independently evaluated in
            the last three years.
        •   Explain how these evaluations raise the confidence that the reserves
            reported meet the definition of proved reserves and are reasonably certain
            to be produced in the future.

20.   We note in the West Africa geographic area, the reserve index of your gas
        reserves is almost 19 years. Please explain why the reserve index there is
        materially longer than the oil reserves in that area and is materially larger than
        other geographic areas. Tell us if you have identified definitive gas markets for
        all of your proved gas reserves in West Africa and if so what they are.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director